Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communications were made available by posts on Twitter:

Tweet 1: Watch this space for news on #comcasttwc in next couple days and follow @ComcastPolicy for that and more [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 2: Comcast & TWC file deal with #FCC on public benefits of #comcasttwc [link to http://corporate.comcast.com/comcast-voices/comcast-and-time-warner-cable-file-applications-and-public-interest-statement-with-fcc] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 3: Comcast & TWC file deal docs with #fcc showing benefits of #comcasttwc [link to http://corporate.comcast.com/comcast-voices/comcast-and-time-warner-cable-file-applications-and-public-interest-statement-with-fcc] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 4: What does broadband competition look like in #comcastTWC? [link to http://corporate.comcast.com/images/image-8-large-dlc-blog.png] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 5: What do 12 #broadband speed increases in 12 years look like? #comcastTWC [link to http://corporate.comcast.com/images/image-1-large-dlc-blog.png] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 6: If you are press & need info for today's 12pm #comcastTWC press call let me know via twitter or email [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 7: RT @nytmedia: Proposed Merger Would Enhance Competition, Say Comcast and Time Warner Cable [link to http://www.nytimes.com/2014/04/09/business/media/proposed-merger-would-enhance-competition-say-comcast-and-time-warner-cable.html?smid=tw-nytmedia&seid=auto&_r=0] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 8: Conservative leaders on #ComcastTWC - allow the market to function [link to http://www.redstate.com/2014/04/08/conservative-leaders-senate-allow-market-function/] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

The following articles written by third parties were made available via links provided in the above communications:

Article 1:

Proposed Merger Would Enhance Competition, Say Comcast and Time Warner Cable

By EDWARD WYATT APRIL 8, 2014

WASHINGTON — Comcast and Time Warner Cable said they would offer increased competition in high-speed Internet and cable television service under a merger, according to documents filed Tuesday with federal regulators.

In a combined company, the improved competition would benefit small businesses, advertisers and consumers, the companies said.

“The traditional boundaries between media, communications and technology are obsolete,” David L. Cohen, an executive vice president at Comcast, said in an accompanying essay on the company’s public policy blog. Naming companies competing in new ways like AT&T, Verizon, Amazon, Apple and Google, he continued: “Many of these companies are far larger than our combined company would be in market capitalization, annual revenues, and/or customers.”

The merger has been opposed by an array of consumer-advocacy groups, members of Congress and competing companies, which have said that it would lead to a dangerous concentration of leverage in the cable and broadband markets.

Against that backdrop, Comcast made its case in a 175-page application and public interest statement that it filed with the Federal Communications Commission on Tuesday. Companies must take that step when they are proposing a merger that will result in the transfer of control of federal communications licenses. The Senate Judiciary Committee will examine the antitrust implications of the merger in a hearing on Wednesday.

Last week, Comcast and Time Warner Cable formally notified the Justice Department’s antitrust division of the merger, in what is known as a Hart-Scott-Rodino notification. The Justice Department has 30 days to request additional information about the merger, which it will all but certainly do, before deciding whether to try to block the deal.

Opponents have warned that Comcast, as the owner of NBCUniversal, a primary provider of programming to video distributors, would be able to charge monopolylike rates for access to its programming and dictate aggressive terms to companies that competed with its cable television business.

In the broadband market, the combined companies would have significant leverage over companies like Netflix, Amazon and YouTube, which rely on Comcast’s pipes to get their content to consumers, opponents have said.

Comcast vigorously disputed those claims in its F.C.C. filing, noting that Time Warner Cable and Comcast subscribers overlapped in only a small percentage of markets, affecting 2,800 of the combined companies’ roughly 30 million customers.

“By combining these two companies’ technological developments and know-how, and their geographic reach, along with Comcast’s strong balance sheet, commitment to invest significantly in the T.W.C. systems, and substantial expertise in efficiently upgrading cable systems, the post-transaction company will be well-positioned to compete against its national and global competitors, to improve the customer experience today, and to forge ahead to meet future challenges and needs,” the companies said.

Public debate about the merger has so far focused on the potential effect on household consumers of the combined companies’ service of 30 percent of cable customers and more than 40 percent of high-speed Internet subscribers.

But Comcast’s filing also tries to focus regulators’ attention on the concerns of small businesses and television and online advertisers. For example, Mr. Cohen wrote, “If you had a real estate business with offices in New York, Boston, and Washington, D.C., Comcast and T.W.C. couldn’t easily offer you a seamless business solution for these multiple locations. The same if you had BBQ restaurants in Houston, Dallas, and Austin, Tex. Or a tech start-up on the West Coast with programmers in Portland, Seattle, the Bay Area, and Los Angeles.

“Competition in the business market has been long in coming,” he added, “and we can take it to a larger scale that will promote economic development.”

Both sides have been busy preparing for the battle, which is now finally about to take off. For example, one of the leading opponents of the deal, Public Knowledge, a nonprofit group that is funded in part by donations from Google, DirecTV, Dish Network and other Comcast rivals, has hired SKDK, the prominent public relations firm led by the former White House communications director Anita Dunn and Hilary B. Rosen, a Democratic strategist and former lobbyist.

SKDK specializes in building coalitions to help major corporations move agendas in Washington, organizing what looks a lot like political campaigns. One shortcoming so far is that few major companies have come out and vocally criticized the Comcast deal — or stepped forward to fund it in a big way — a reality that opponents of the transaction realize is handicapping their effort so far.

The opponents have said they hope that at the antitrust hearing Wednesday, if tough questions are asked, the “air of inevitability” that surrounds the transaction will be replaced by open skepticism. That in turn could lead to corporate executives who are critical of the transaction, but so far afraid to alienate the powerful Comcast, from taking a public position against the deal.

Article 2:

Conservative leaders to Senate: Allow the market to function

Show restraint in the Comcast / Time Warner Cable deal

By: Neil Stevens (Diary)  |  April 8th, 2014 at 12:00 PM

Today a coalition of conservative leaders sent a letter to Chuck Grassley and Mike Lee, ranking members of the Senate Judiciary Committee and its Antirust subcommittee respectively.

The group of 11 signatories all came together to tell Senate Republicans their view of the role of government in the proposed Time Warner Cable/Comcast deal. They raise good points, and come to the correct conclusion that government needs to get out of the way.

Here are some highlights of the letter. First, they recognize that there is no national cable market. The cable market is broken into independent territories due to state and local regulations, creating franchised monopolies for cable. Comcast stands to improve service to current Time Warner customers.

Second, they point out that even as the Cable market is constrained by government, the overall Internet market is booming in competition.

Third, they point out that the transaction doesn’t even trigger the FCC’s established critiria for pay TV provider competitive red flags.

All around though, the most important point is that you can’t compartmentalize this stuff anymore. The video market isn’t just cable. It’s every form of video streamed into people’s homes. The Internet market isn’t just cable. It’s every form of Internet connectivity you can get these days.

For government to get involved here is a mistake. The coalition is correct, and the government should show some restraint here.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation ("Comcast") and Time Warner Cable Inc. ("Time Warner Cable"), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "may", "believe," "anticipate," "could", "should," "intend," "plan," "will," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.